SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VNET Group, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

90138A103**

(CUSIP Number)

November 14, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

1.	NAMES OF REPORTING PERSONS Samarra Company Lmited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,309,744*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,309,744*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,309,744*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represented by 12,051,624 ADSs, each of which represents six Class A ordinary shares.
**	Based on 857,359,421 Class A ordinary shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 22, 2022.

1.	NAMES OF REPORTING PERSONS DICO Investments & Properties Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,309,744*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,309,744*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,309,744*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represented by 12,051,624 ADSs, each of which represents six Class A ordinary shares.
**	Based on 857,359,421 Class A ordinary shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 22, 2022.

1.	NAMES OF REPORTING PERSONS Hussain Ali Habib Sajwani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 72,309,744*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 72,309,744*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,309,744*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represented by 12,051,624 ADSs, each of which represents six Class A ordinary shares.
**	Based on 857,359,421 Class A ordinary shares outstanding as of December 31, 2021, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 22, 2022.

Item 1.

(a)	Name of Issuer – VNET Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices—Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, The People’s Republic of China.

Item 2.

(a)	Name of Persons Filing –

Samarra Company Limited

DICO Investments & Properties Company Limited

Hussain Ali Habib Sajwani

(b)	Address of Principal Business Office or, if none, Residence – Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship -

Samarra Company Limited: British Virgin Islands

DICO Investments & Properties Company Limited: Cayman Islands

Hussain Ali Habib Sajwani: United Arab Emirates

(d)	Title of Class of Securities—Class A ordinary shares, par value US$0.00001 per share.

(e)	CUSIP Number - 90138A103.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable.

Item 4. Ownership.

The percentages used herein are calculated based on 857,359,421 Class A ordinary shares issued and outstanding as of December 31, 2021, based on information publicly disclosed by the Issuer.

Samarra Company Limited (“Samarra”) is the direct holder of the reported securities. Samarra is a direct wholly-owned subsidiary of DICO Investments & Properties Limited (“DIPCL”), which is wholly owned by Hussain Ali Habib Sajwani (“Sajwani”). Sajwani directs the voting and disposition of the reported securities held by Samarra. DIPCL may all be deemed to share the power to dispose of or vote the reported securities with Samarra and Sujwani through its ownership of the equity interests of Samarra.

(a)	Amount beneficially owned – 72,309,744*.

(b)	Percent of class – 8.4%.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 72,309,744*

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 72,309,744*

*	Represented by 12,051,624 ADSs, each of which represents six Class A ordinary shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of the Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

SAMARRA COMPANY LIMITED

By:	/s/ Shawqi Hamdan Habib Sajwani
Name:	Shawqi Hamdan Habib Sajwani
Title:	Director

DICO INVESTMENTS & PROPERTIES COMPANY LIMITED

By:	/s/ Mohammed Tahaineh
Name:	Mohammed Tahaineh
Title:	Director

/s/ Hussain Ali Habib Sajwani
Hussain Ali Habib Sajwani

EXHIBIT INDEX

1	Joint Filing Agreement, dated as of November 25, 2022, by and among the Reporting Persons.